SAMSON OIL & GAS LIMITED SPUDS STATE GC #2
Denver 1600 hours February 17, Perth 0800 hours February 18, 2008

STATE GC#2 (Working Interest SSN 27%, Net Revenue Interest 20.7%)
The State GC#2 well spudded on February 16th and at 0600 hours on February 17th is drilling ahead at 601 feet.

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels (this corrects earlier advice on this well), and the State GC #2 well can be expected to have a similar recovery so long as the amplitude response is proven to be accurate.

The State GC #2 well location has been developed through the use of 3D seismic which has been analyzed for amplitude response and both the State GC#1 well and the State GC#2 well are located in areas of elevated amplitude thought to be caused by the incidence of porosity. The credibility of the amplitude response has been enhanced because of the lack of amplitude associated with two dry holes drilled adjacent to the State GC#1 well by neighboring lease holders. Thus there is both positive and negative evidence that the porosity associated with the Lower Leonard can be imaged by 3D seismically derived amplitudes.

The well will be drilled to a planned total depth of 11,600 feet with the Lower Leonard target expected to be intersected at 11,400 feet.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex Samson trades as American Depository Shares, each of which will represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of SAMSON OIL & GAS LIMITED	For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

/s/ TERRY BARR

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. Samson understands that the Operator of the State GC#2 will undertake the operations on schedule; these operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.